UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Public Storage, Inc.
                                (Name of Issuer)

           Depositary Shares Each Representing 1/1,000 of a Share of
                     Equity Stock, Series A, $.01 par value
                         (Title of Class of Securities)

                                   74460D 72 9
                                 (CUSIP Number)

       David Goldberg, 701 Western Avenue, Glendale, California 91201-2349
                             818/244-8080, ext. 529
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. 74460D 72 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Insurance Company, Ltd.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             N/A

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             Bermuda

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                         9,783

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                         9,783

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             9,783

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.2%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 74460D 72 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Orangeco, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             N/A

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                        1,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                        1,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             1,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             --

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 74460D 72 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                           52,814

                  8    Shared Voting Power
                           10,783 (see footnote 1 below)

                  9    Sole Dispositive Power
                           52,814

                  10   Shared Dispositive Power
                           10,783 (see footnote 1 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             63,597 (see footnote 1 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             1.5%

   14   Type of Reporting Person*
             IN

   (1) Includes 9,783 shares held of record by PS Insurance Company, Ltd. and 1,000 shares held of record by PS Orangeco, Inc.

                             SCHEDULE 13D
   CUSIP No. 74460D 72 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes, Jr.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             N/A

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                          33,879

                  8    Shared Voting Power
                              43 (see footnote 2 below)

                  9    Sole Dispositive Power
                          33,879

                  10   Shared Dispositive Power
                              43 (see footnote 2 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             33,922 (see footnote 2 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.8%

   14   Type of Reporting Person*
             IN

   (2) Includes 43 shares held of record jointly by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson.

                             SCHEDULE 13D
   CUSIP No. 74460D 72 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Tamara Hughes Gustavson

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                        1,192,323

                  8    Shared Voting Power
                            9,826 (see footnote 3 below)

                  9    Sole Dispositive Power
                        1,192,323

                  10   Shared Dispositive Power
                            9,826 (see footnote 3 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             1,202,149 (see footnote 3 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             27.6%

   14   Type of Reporting Person*
             IN

   (3) Includes 9,783 shares held of record by PS Insurance Company, Ltd. and 43 shares held of record jointly by Tamara Hughes Gustavson and
        B. Wayne Hughes, Jr.

Item 1.  Security and Issuer
----------------------------

         The class of securities to which this Statement on Schedule 13D relates is the Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, par value $.01 per share (the "Shares"), of Public Storage, Inc., a California corporation (the "Issuer"). The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2349.

Item 2.  Identity and Background
--------------------------------

         This Statement on Schedule 13D is being filed by PS Insurance Company, Ltd. ("PSIC"), PS Orangeco, Inc. ("PSOI"), B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (collectively, the "Reporting Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         PSIC is a corporation organized under the laws of Bermuda. It is owned 45.4% by B. Wayne Hughes, 46.8% by Tamara Hughes Gustavson and 7.8% by B. Wayne Hughes, Jr. Its principal business activity is to reinsure casualty policies sold to tenants of mini-warehouse facilities. The principal office of PSIC is located at 41 Cedar Avenue, Hamilton, Bermuda.

         PSOI is a corporation organized under the laws of California. The voting common stock of PSOI (representing approximately 5% of the equity) is owned one-third each by B. Wayne Hughes, Tamara Hughes Gustavson and B. Wayne Hughes, Jr., and the non-voting preferred stock of PSOI (representing approximately 95% of the equity) is owned by the Issuer. PSOI's principal business activity is to sell locks and boxes to tenants of mini-warehouse facilities. The principal office of PSOI is located at 701 Western Avenue, Glendale, California 91201-2349.

         Mr. B. Wayne Hughes, a United States citizen, is the Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 701 Western Avenue, Glendale, California 91201-2349. Mr. Hughes is the father of B. Wayne Hughes, Jr. and Tamara Hughes Gustavson.

         Mr. B. Wayne Hughes, Jr., a United States citizen, is Vice President-Acquisitions and a director of the Issuer. His business address is 701 Western Avenue, Glendale, California 91201-2349.

         Ms. Tamara Hughes Gustavson, a United States citizen, is a Vice President-Administration of the Issuer. Her business address is 701 Western Avenue, Glendale, California 91201-2349.

         Because of the relationship among the Reporting Persons, such Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, each of the Reporting Persons disclaims that he or it constitutes such a group. In addition, except as otherwise disclosed herein, each Reporting Person claims beneficial ownership only of those Shares set out following his or its name under Item 5 hereof and disclaims beneficial ownership of any Shares covered by this Amended and Restated Statement owned by any other Reporting Person. The filing of this Amended and Restated Statement shall not be deemed an admission that the Reporting Persons constitute such a group or that a Reporting Person is a beneficial owner of Shares owned by any other Reporting Person.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation
---------------------------------------------------------

         As of March 30, 2000, PSIC owned a total of 9,783 Shares, which Shares were received on January 14, 2000 as a dividend in connection with a pro rata distribution to all holders of the Issuer's Common Stock of record as of November 15, 1999 (the pro rata distribution to all common shareholders is referred to as the "Dividend").

         As of March 30, 2000, PSOI owned a total of 1,000 Shares, which Shares were received in connection with the Dividend.

         As of March 30, 2000, Mr. B. Wayne Hughes owned a total of 52,814 Shares (exclusive of Shares owned by PSIC and PSOI). These Shares were acquired as follows: (i) 267 Shares were received in connection with the Dividend and
(ii) 52,547 Shares were issued to B. Wayne Hughes, Trustee for B.W. Hughes Living Trust (the "Hughes Trust") by the Issuer on March 30, 2000 in return for certain assets acquired by the Issuer.

         As of March 30, 2000, Mr. B. Wayne Hughes, Jr. and Tamara Hughes Gustavson owned jointly a total of 43 Shares, which Shares were received in connection with the Dividend.

         As of March 30, 2000, Mr. B. Wayne Hughes, Jr. owned a total of 33,879 Shares (exclusive of Shares owned jointly by B. Wayne Hughes, Jr. and Tamara Hughes Gustavson), which Shares were received in connection with the Dividend.

         As of March 30, 2000, Ms. Tamara Hughes Gustavson owned a total of 1,192,323 Shares (exclusive of Shares owned by PSIC and Shares owned jointly by Tamara Hughes Gustavson and B. Wayne Hughes, Jr.). These Shares were acquired as follows: (i) 544,085 Shares were received by Tamara Hughes Gustavson in connection with the Dividend and (ii) 648,238 Shares were received by the Hughes Trust in connection with the Dividend, and on January 14, 2000, the Hughes Trust sold these 648,238 Shares to Tamara Hughes Gustavson for an aggregate price of $12,964,760 in satisfaction of certain indebtedness of the Hughes Trust to Tamara Hughes Gustavson.

Item 4.  Purpose of Transaction
-------------------------------

         The purpose of the acquisition of Shares by the Reporting Persons is for investment as part of the general investment portfolio of the Reporting Persons acquiring such Shares. The Reporting Persons believe that Issuer's Shares represent a good investment.

         The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Persons' obligations under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investments in the Issuer.

         By virtue of the purchase of the Shares, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any position, vacancies on the boards; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from the national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(d)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those described above.

         B. Wayne Hughes is Chairman of the Board and Chief Executive Officer of the Issuer and B. Wayne Hughes, Jr. is a director of the Issuer and, in their respective capacities as such, may, from time to time, propose to Issuer's board of directors a wide variety of types of transactions, including transactions similar to those described above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         As of March 30, 2000, each Reporting Person owned the aggregate number of Shares set forth below opposite his, her or its name. Such Shares constitute approximately 29.6%, in the aggregate, of the approximate total number of Shares outstanding on March 30, 2000 of 4,353,102.

                                                         Approximate % of
Reporting Person                   No. of Shares        Shares Outstanding
----------------                  ---------------       ------------------

PSIC                                   9,783                  0.2%
PSOI                                   1,000                   --
B. Wayne Hughes                       52,814 (1)              1.2%
B. Wayne Hughes, Jr. and
  Tamara Hughes Gustavson                 43 (2)               --
B. Wayne Hughes, Jr.                  33,879 (3)              0.8%
Tamara Hughes Gustavson            1,192,323 (4)             27.4%
                                   ---------                 -----
  Total                            1,289,842                 29.6%

(1) Includes 52,547 Shares held of record by the B.W. Hughes Living Trust as to which Mr. Hughes has voting and dispositive power, 46 and 46 Shares, respectively, held by custodians of individual retirement accounts for Mr. Hughes and Mr. Hughes' wife as to which each has investment and dispositive power and 175 Shares held by Mr. Hughes' wife as to which she has investment and dispositive power. Excludes 9,783 Shares held of record by PSIC as to which Mr. Hughes and Tamara Hughes Gustavson share voting and dispositive power and 1,000 Shares held of record by PSOI as to which Mr. Hughes has voting and dispositive power.

(2) Shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson as to which they have joint voting and dispositive power.

(3) Includes 40 and 7 Shares, respectively, held by custodians of individual retirement accounts for Mr. Hughes, Jr. and Mrs. Hughes, Jr. as to which each has investment and dispositive power, 11 Shares held by Mrs. Hughes Jr. as to which she has investment and dispositive power, 213 Shares and 96 Shares, respectively, held by Mr. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and their son, respectively, as to which Mr. Hughes, Jr. has voting and dispositive power, and 772 Shares and 581 Shares, respectively, held by Mrs. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and their son, respectively, as to which Mrs. Hughes, Jr. has voting and dispositive power. Excludes 43 Shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

(4) Includes 46 Shares held by a custodian of an individual retirement account for Tamara Hughes Gustavson as to which she has investment and dispositive power, 42 Shares held by Tamara Hughes Gustavson's husband as to which he has investment and dispositive power, 61 Shares held by Tamara Hughes Gustavson as custodian (under the Uniform Transfer to Minors Act) for their son, as to which Tamara Hughes Gustavson has voting and dispositive power and 581 Shares and 581 Shares, respectively, held by Tamara Hughes Gustavson's husband as custodian (under the Uniform Transfer to Minors
      Act) for their son and their daughter, respectively, as to which Mr. Gustavson has voting and dispositive power. Excludes 9,783 Shares held of record by PSIC as to which Mr. Hughes and Tamara Hughes Gustavson share voting and dispositive power and 43 Shares held of record jointly by Tamara Hughes Gustavson and Mr. Hughes, Jr.

         B. Wayne Hughes and Tamara Hughes Gustavson share the power to vote and dispose of the Shares of the Issuer held by PSIC. B. Wayne Hughes has the power to vote and dispose of the Shares of the Issuer held by PSOI. B. Wayne Hughes has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by the B.W. Hughes Living Trust. B. Wayne Hughes' wife has the sole power to vote and dispose of the Shares of the Issuer held by her. B. Wayne Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by him as custodian for his son and his daughter, and Mrs. Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held directly by her or by her as custodian for their son and their daughter. Tamara Hughes Gustavson has the sole power to vote and dispose of the Shares of the Issuer held directly by her or by her as custodian for her son. Tamara Hughes Gustavson's husband has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by him as custodian for their son and their daughter.

         During the 60-day period ending March 30, 2000, the Reporting Persons purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.

                                                                       Price
                       Transaction      No. of           Type of        per
Reporting Person          Date       Shares Bought     Transaction     Share
----------------       -----------   ---------------   -----------   -----------

B. Wayne Hughes          3/30/00         52,547           (1)        $19.5063(1)

(1) These Shares were issued to the Hughes Trust by the Issuer on March 30, 2000 in return for certain assets acquired by the Issuer.

         To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons named in Item 2 has any beneficial ownership of any Shares as of March 30, 2000, or has engaged in any transaction in any Shares during the 60-day period ending March 30, 2000.

         Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer
---------------------------------------------------------------

         Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1 - Joint Filing Agreement.

                                   SIGNATURES

         Each person whose signature appears below hereby authorizes B. Wayne Hughes and Harvey Lenkin, and each of them, as attorney- in-fact, to sign on its or his behalf any amendment to this Statement on Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:  April 6, 2000

                                  PS INSURANCE COMPANY, LTD.

                                  By: /s/OBREN B. GERICH
                                      -------------------------
                                      Obren B. Gerich,
                                      Vice President

                                  PS ORANGECO, INC.

                                  By: /s/OBREN B. GERICH
                                      -------------------------
                                      Obren B. Gerich,
                                      Vice President

                                  /s/B. WAYNE HUGHES
                                  -----------------------------
                                  B. Wayne Hughes

                                  /s/B. WAYNE HUGHES, JR.
                                  -----------------------------
                                  B. Wayne Hughes, Jr.

                                  /s/TAMARA HUGHES GUSTAVSON
                                  -----------------------------
                                  Tamara Hughes Gustavson